Report on Annual Meeting of Shareholders

The Annual Meeting of Shareholders of The Zweig Fund, Inc. was held on June 11, 2015.

The meeting was held for purposes of electing two (2) Directors to the Board of Directors for a three-year term.

The results were as follows:

Election Directors             Votes For      Votes Withheld
James B. Rogers, Jr. . . . .. . 11,086,063      3,518,885
Christopher Ruddy . . . ..  . . 11,456,493      3,148,455

Based on the foregoing, James B. Rogers, Jr. was re-elected and Christopher Ruddy elected, to the Board of Directors. The Fund's other Directors who continue in office are George R. Aylward, R.
Keith Walton, William H. Wright II and Brian T. Zino.